EXHIBIT 12

JOHNSON & JOHNSON AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(Dollars in Millions)

	January 1, 2017	January 3, 2016	December 28, 2014	December 29, 2013	December 30, 2012
Determination of Earnings:
Earnings Before Provision for Taxes on Income	$19,803	$19,196	$20,563	$15,471	$13,775
Fixed Charges, less Capitalized Interest	836	657	647	603	657

Total Earnings as Defined	$20,639	$19,853	$21,210	$16,074	$14,432

Fixed Charges:
Estimated Interest Portion of Rent Expense	110	105	114	121	125
Interest Expense before Capitalization of Interest	828	654	648	587	647

Total Fixed Charges	$938	$759	$762	$708	$772

Ratio of Earnings to Fixed Charges	22.00	26.16	27.83	22.70	18.69

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.